Delisting Determination,The Nasdaq Stock Market, LLC,
August 7, 2008, QMed Inc. The Nasdaq Stock Market,
Inc. (the Exchange) has determined to remove from listing the common stock of QMed Inc. (the
Company), effective at the opening of the trading session on August 18, 2008. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange pursuant to Marketplace Rules
4300, 4350(d)(2), and 4350(i). The Company was notified of the Staffs determination on April 14, 2008.
The Company requested a review of the
Staffs determination before the Listing
Qualifications Hearings Panel, but withdrew its request for a hearing on May 19, 2008 and trading in the Companys securities was suspended on May 21, 2008. The Staffs Determination to delist the Company became final on May 21, 2008.